NEWS RELEASE

FOR IMMEDIATE RELEASE

April 11, 2012 – CE Franklin Ltd. (NASDAQ: CFK; TSX: CFT):  On April 10, 2012, Schlumberger Limited ("Schlumberger") and National Oilwell Varco, Inc. ("NOV") each announced that they had entered into an agreement pursuant to which NOV would purchase Schlumberger's Wilson distribution business segment.  Terms were not disclosed.

The common shares of CE Franklin Ltd. ("CE Franklin") indirectly owned by Schlumberger, representing approximately 56% of the issued and outstanding common shares of CE Franklin, are not part of this transaction.  CE Franklin is not aware of any changes in Schlumberger's previously announced intentions for its CE Franklin common shares.  CE Franklin will continue to conduct its business as usual.

As previously announced, the board of directors of CE Franklin has created a special committee, composed entirely of independent directors, to actively represent the interests of CE Franklin and its shareholders.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry.  CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 39 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934; within the meaning of Canadian securities law and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations
800-345-2858
403-531-5604
investor@cefranklin.com

*****

1800, 635 - 8th Avenue S.W., Calgary, Alberta T2P 3M3 (403) 531-5600 Fax: (403) 234-7698	www.cefranklin.com